Spectral AI, Inc.

2515 McKinney Avenue, Suite 1000

Dallas, Texas 75201

May 1, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Spectral AI, Inc. Registration Statement on Form S-3 (File No. 333-286742)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 and on behalf of Spectral AI, Inc. (the “Company”), the undersigned hereby requests that the Company’s Registration Statement on Form S-3 (File No. 333-286742) filed with the U.S. Securities and Exchange Commission on April 25, 2025 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective on May 5, 2025, at 5:30 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Please contact Herbert F. Kozlov (hkozlov@reedsmith.com/telephone: (212) 549-0241) of Reed Smith LLP with any questions and please notify him when this request for acceleration has been granted.

Very truly yours,

SPECTRAL AI, INC.

By:	/s/ Vincent S. Capone
Vincent S. Capone Chief Financial Officer and General Counsel

cc:

Herbert F. Kozlov, Esq., Reed Smith LLP